UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

EQUUS TOTAL RETURN, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

29476610
(CUSIP Number)

Michael T. Tokarz, Chairman
MVC Capital, Inc.
287 Bowman Avenue, 2nd Floor
Purchase, New York 10577
914-701-0310

With a Copy to:

George Silfen
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
(212) 715-9522
(212)-715-8422 (fax)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Amendment No. 5 to Schedule 13D

This amendment No. 5 to Schedule 13D (“Amendment No. 5”) is filed with respect to Equus Total Return, Inc. (the “Issuer” or “Equus”) jointly by MVC Capital, Inc. (“MVC”), The Tokarz Group Advisers, LLC and Mr. Michael Tokarz (collectively referred to herein as the “Reporting Persons”) pursuant to their joint filing agreement, which was filed with the Securities and Exchange Commission (the “SEC”) as Exhibit 1 to the Schedule 13D filed with the SEC on May 27, 2014 and is incorporated herein by reference.

This Amendment No. 5 amends and supplements the statements on the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 to the Schedule 13D filed with the SEC on May 27, 2014, June 5, 2014, June 12, 2014, January 6, 2017 and April 25, 2017, respectively, on behalf of the Reporting Persons (together, “Schedule 13D”).

Except as provided herein, this Amendment No. 5 does not modify any of the information previously reported on Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Termination of Merger Agreement

On May 30, 2017, MVC and USG&E terminated the Merger Agreement, and in connection with such termination, USG&E paid to Equus a termination fee of $2,500,000.  Reference is made to the Current Report on Form 8-K filed by MVC on June 1, 2017 for a description of the circumstances of such termination.

Termination of Amendment to Share Exchange Agreement

In connection with the termination of the Merger Agreement, the Share Exchange Amendment has also been terminated.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: June 5, 2017	MVC CAPITAL, INC.

	By:	/s/ Michael Tokarz
	Name:	Michael Tokarz
	Title:	Chairman and Portfolio Manager

THE TOKARZ GROUP ADVISERS, LLC

By:	/s/ Michael Tokarz
Name:	Michael Tokarz
Title:	Manager

MICHAEL T. TOKARZ

By:	/s/ Michael Tokarz